

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

John Gandolfo
Chief Financial Officer
EYENOVIA, INC.
295 Madison Avenue
New York, NY 10017

   Re: **EYENOVIA, INC.**
       Form 8-K
       Exhibit No. 10.1
       Filed October 13, 2020
       File No. 001-38365

Dear Mr. Gandolfo:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance